Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT ON SUPPLEMENTARY INFORMATION

REGARDING THE COMPENSATION OF DIRECTORS, SUPERVISORS AND SENIOR

MANAGEMENT MEMBERS IN 2014

China Life Insurance Company Limited (the “Company”) has disclosed the information regarding the compensation of Directors, Supervisors and Senior Management members of the Company in its 2014 Annual Report on a preliminary basis. Information regarding their final compensation in 2014 is reported as follows:

Unit: RMB ten thousand

Name	Position	Basic annual salary	Annual performance bonus	Total salary	Including: deferral payment	Welfare (including benefits and contribution by the employer to social insurances, housing provident fund and enterprise annuity fund)	Total (before tax)	Including: deferral payment	The actual payment in 2014 (before tax)
		1	2	3=1+2	4	5	6=3+5	7	8=6-7
Yang Mingsheng	Chairman and Executive Director	48.67	107.24	155.91	53.62	40.12	196.03	53.62	142.41
Lin Dairen	Executive Director and President	43.68	96.24	139.92	48.12	37.09	177.01	48.12	128.89
Su Hengxuan	Executive Director and Vice President	43.31	95.44	138.75	47.72	37.15	175.90	47.72	128.18
Miao Ping	Executive Director and Vice President	43.31	95.44	138.75	47.72	37.07	175.82	47.72	128.10
Miao Jianmin	Non-executive Director	—	—	—	—	—	—	—	—
Zhang Xiangxian	Non-executive Director	—	—	—	—	—	—	—	—
Wang Sidong	Non-executive Director	—	—	—	—	—	—	—	—
Bruce Douglas Moore	Independent Non-executive Director	25.00	7.00	32.00	—	—	32.00	—	32.00
Anthony Francis Neoh	Independent Non-executive Director	25.00	5.00	30.00	—	—	30.00	—	30.00

Name	Position	Basic annual salary	Annual performance bonus	Total salary	Including: deferral payment	Welfare (including benefits and contribution by the employer to social insurances, housing provident fund and enterprise annuity fund)	Total (before tax)	Including: deferral payment	The actual payment in 2014 (before tax)
		1	2	3=1+2	4	5	6=3+5	7	8=6-7
Chang Tso Tung Stephen	Independent Non-executive Director	6.25	1.75	8.00	—	—	8.00	—	8.00
Huang Yiping	Independent Non-executive Director	6.25	1.75	8.00	—	—	8.00	—	8.00
Xia Zhihua	Chairperson of the Supervisory Committee	43.31	95.44	138.75	47.72	37.15	175.90	47.72	128.18
Shi Xiangming	Supervisor	61.55	51.44	112.99	—	37.89	150.88	—	150.88
Yang Cuilian	Employee Representative Supervisor	61.55	47.26	108.81	—	38.14	146.95	—	146.95
Li Xuejun	Employee Representative Supervisor	58.98	48.02	107.00	—	37.40	144.40	—	144.40
Xiong Junhong	Supervisor	—	—	—	—	—	—	—	—
Liu Anlin	Vice President	43.31	95.44	138.75	47.72	41.06	179.81	47.72	132.09
Xu Hengping	Vice President	41.36	91.15	132.51	45.58	35.42	167.93	45.58	122.35
Xu Haifeng	Vice President	7.22	15.91	23.13	7.96	6.18	29.31	7.96	21.35
Li Mingguang	Vice President and Chief Actuary	41.36	92.58	133.94	45.58	33.81	167.75	45.58	122.17
Yang Zheng	Vice President	41.36	91.15	132.51	45.58	33.31	165.82	45.58	120.24
Zheng Yong	Board Secretary	52.78	58.17	110.95	14.84	34.48	145.43	14.84	130.59
Huang Xiumei	Financial Controller	3.37	7.42	10.79	3.71	2.74	13.53	3.71	9.82

Information regarding the compensation of the Directors, Supervisors and Senior Management members retired in 2014
Wan Feng	Executive Director and President, Vice Chairman and Non-executive Director	10.95	24.13	35.08	12.07	9.37	44.45	12.07	32.38
Liu Yingqi	Executive Director and Vice President	10.83	23.86	34.69	11.93	9.31	44.00	11.93	32.07
Sun Changji	Independent Non-executive Director	—	—	—	—	—	—	—	—
Tang Jianbang	Independent Non-executive Director	—	—	—	—	—	—	—	—

Name	Position	Basic annual salary	Annual performance bonus	Total salary	Including: deferral payment	Welfare (including benefits and contribution by the employer to social insurances, housing provident fund and enterprise annuity fund)	Total (before tax)	Including: deferral payment	The actual payment in 2014 (before tax)
		1	2	3=1+2	4	5	6=3+5	7	8=6-7
Luo Zhongmin	Supervisor	5.00	1.25	6.25	—	—	6.25	—	6.25
Liu Jiade	Vice President	10.83	23.86	34.69	11.93	9.41	44.10	11.93	32.17
Zhou Ying	Vice President	14.44	31.81	46.25	15.91	12.93	59.18	15.91	43.27

TOTAL	/	/	/	/	/	/	/	/	1,980.74

Notes:

1.	The total compensation before tax in the above table refers to the total amount of compensation received by the Directors, Supervisors and Senior Management members of the Company for the year 2014 and includes the amount disclosed in the Company’s 2014 Annual Report.
2.	Pursuant to the relevant PRC regulations, Independent Non-executive Directors Sun Changji and Tang Jianbang did not receive any compensation from the Company in 2014.
3.	The compensation for Directors, Supervisors and Senior Management members of the Company is calculated based on their respective terms of office in 2014.
4.	The compensation for the Directors and Supervisors of the Company in 2014 is subject to the approval at the 2015 Annual General Meeting of the Company.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 23 March 2016

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Anthony Francis Neoh, Chang Tso Tung Stephen
Robinson Drake Pike, Tang Xin

3